UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                TRSG CORPORATION

                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   74315V 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Rick Bailey
                                TRSG Corporation
                            500 East Cheyenne Avenue
                          North Las Vegas, Nevada 89030
                                 (702) 399-4328
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                January 10, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement (   ).

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



                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 1 of 3 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gateway Distributors Ltd.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                      (A)  ( x )
                                                                      (B)  (   )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Gateway Distributors Ltd. is a corporation organized under laws of the State of Nevada.

                           7)       SOLE VOTING POWER                 11,448,660
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER               13,448,660
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER             0
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          13,448,660


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  13,448,660

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  82.48%

14)      TYPE OF REPORTING PERSON
         CO



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



Item 1.  Security and Issuer

This amended schedule relates to the common stock, par value $0.001 per share, of TRSG Corporation ("Common Stock"). TRSG Corporation, a Delaware corporation, (fka Professional Wrestling Alliance Corporation) has its principal executive offices located at 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030. ("Issuer").

Item 2.  Identity and Background

(a)      This statement is filed by Gateway Distributors, Ltd.("Gateway").

(b) The principal business address for Gateway is 500 East Cheyenne Avenue, North Las Vegas, Nevada 89030.

(c) Gateway is a Nevada corporation that owned and operated the network marketing company that did business under the name "The Right Solution" this operation is what has been transferred to the Issuer in exchange for the 13,448,660 shares of the Issuer's common stock.

(d) Gateway has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Gateway has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to an Agreement entered into between Issuer and Gateway October 12, 2000 ("Agreement") and attached hereto as Exhibit "A", Issuer agreed to issue 13,448,660 post reverse (1 for 20) shares of common stock to Gateway in exchange for Gateway's agreement to transfer control of the network marketing company that does business under the name "The Right Solution" and sells nutritional, health and dietary supplements and products throughout North America and Japan.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer. Issuer and Gateway Distributors, Ltd. agreed to transfer the operations of Gateway known as The Right Solution to Issuer in exchange for the transfer of 13,448,660 shares of the common stock of the Issuer to Gateway. The transaction allowed Issuer to obtain control of an operating business.


Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

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



(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Gateway. has pledged 2,000,000 shares of the Issuer's common stock to Hudson Consulting Group, Inc. to secure the payment to Hudson of $350,000 due to it under the terms of the Addendum of the October 16, 2000 Consulting Agreement with Issuer. Hudson holds a proxy as to these shares until such time as the obligation is paid and such voting rights expire. Gateway has pledged 11,448,660 shares of the Issuer's common stock to David Michael LLC to secure the payment to David Michael of $650,000 due to David Michael under the terms of an Advisory and Consulting Agreement. David Michael holds the shares only as collateral for the payment and has no voting rights with regard to the shares. There are no other current contracts, arrangements, understandings, or relationships with respect to the securities of the issuer that will result in any issuance to the reporting parties.

Item 7.  Material to Be Filed as Exhibits.

Agreement entered into between TRSG Corporation and Gateway Distributors, Ltd. dated October 12, 2000.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Gateway Distributors, Ltd.
                                         a Nevada corporation

Date: FEB 16, 2001                  By:  /s/ Rick Bailey
      -----------------------------     ----------------------------------------
                                         Rick Bailey
                                         Its: President




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).






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